CAREERLINK HOLDINGS, INC.

1907 Harney St., Suite 160

Omaha, NE 68102.

(402) 345-5025

October 7, 2022

Alexandra Barone

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Careerlink Holdings, Inc. Offering Statement on Form 1-A Filed September 19, 2022 File No. 024-11997

Dear Ms. Alexandra Barone:

We are in receipt of your letter dated October 3, 2022, setting forth certain comments to the Offering Statement on Form 1-A which was filed on September 19, 2022, by Careerlink Holdings, Inc., a Delaware corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Offering Statement on Form 1-A Cover Page

1.

Revise your cover page to disclose that investors will be required to subscribe to the offering via the third-party platform managed by Manhattan Street Capital and agree to the terms of the offering and the subscription agreement. Your disclosure should state whether any fees will be paid by investors to use Manhattan Street Capital’s website.

Response: The Company has revised as requested.

2.

You disclose that Phillip Greenwood, your Chief Executive Officer, beneficially owns 100% of your Class B common stock. Please disclose on the cover page that you are and will continue to be a "controlled company" following the completion of this offering and the identity and beneficial ownership percentage of your controlling shareholder.

Response: The Company has added this disclosure

Plan of Distribution and Selling Securityholders Incentives, page 22

3.

We note your disclosure that the company intends to offer marketing promotions to encourage potential investors to invest, including offering a 10% discount on the current price per share of the offering if a minimum of $500,000 of funds are invested. Please revise to include a functioning link to the website. Please explain how the promotions or discounts will comply with Rule 251(d)(3)(ii) of Regulation A.

Response: The Company has revised to include the functioning link as requested.

The Company appreciates that Rule 251(d)(3)(ii)prohibits “at the market” offerings. The Rule defines “at the market” to mean “an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.” There is no existing trading market, or any other for the Preferred Stock or the Class A Common stock which it may be converted into, offered by the Issuer. By the very definition set forth in Rule 251(d)(3)(ii) the offering does not constitute an at the market offering.

In addition the Company would respectfully add that the share price and incentive formulation, is fixed. The incentives were to be awarded for a defined contingency (when the investor invested a certain amount of funds), established by the issuer – not the market or third parties – and is readily ascertainable from the disclosure. Nothing in Rule 251(d)(3)(ii)defines fixed price as a single price or precludes defined changes to pricing that is established on fixed and readily ascertainable conditions.

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CAREERLINK HOLDINGS, INC.

1907 Harney St., Suite 160

Omaha, NE 68102.

(402) 345-5025

Interest of Management and Others in Certain Transactions, page 43

4.

We note your disclosure that the Preferred Stock may be converted into shares of Class A Common Stock “determined by dividing the Conversion Price (defined therein), as adjusted for any accrued and unpaid dividends, by the original purchase price” and the Conversion Price is the original purchase price as adjusted from time to time subject to anti-dilution rights. Please provide examples of how the conversion provision works under different scenarios to illustrate the range of shares the Preferred Stock is convertible into subject to the anti-dilution protective provisions.

Response: The Company has added in the following illustrative scenarios as requested:

The anti-dilution protective provision will protect investors in this offering from dilution if the Company subsequently sells equity securities at a lower price per share that in this Offering, using the weighted average anti-dilution protection calculation. An example of how this might occur is as follows (numbers are for illustrative purposes only):

Broad-based Weighted Average Anti-Dilution Example:

Careerlink Holdings Raises Two Rounds of Financing:

Reg A Financing of $4.00m at $4.00 per share and Series B Round of $5.00m at $2.00/ share.

Post Reg A Financing

Shareholder	Investment		Price/Share	Preference Shares		Conversion Price/Share	As Converted to Common Shares		Ownership
Class A Common							4.00	m	80.00%
Preferred Stock	$4.00	m	$4.00	1.00	m	$4.00	1.00	m	20.00%
Total							5.00	m	100.00%

Post Potential Subsequent Financing without Anti-Dilution based on $3.00 per share

Shareholder	Investment		Price/Share	Preference Shares		Conversion Price/Share	As Converted to Common Shares		Ownership
Class A Common							4.00	m	59.99%
Preferred Stock	$4.00	m	$4.00	1.00	m	$4.00	1.00	m	14.99%
Series B	$5.00	m	$3.00	1,666,667	m	$3.00	1,666,667	m	25.00%
Total							6,666,667	m	100.00%

Post Potential Subsequent Financing with Broad-based Anti-Dilution based on $3.00 per share

Shareholder	Investment		Price/Share	Preference Shares		Conversion Price/Share	As Converted to Common Shares		Ownership
Class A Common							4.00	m	59.38%
Preferred Stock	$4.00	m	$4.00	1.00	m	$3.74	1,069,519	m	15.88%
Series B	$5.00	m	$3.00	1,666,667	m	$3.00	1,666,667	m	24.74%
Total							6,736,186	m	100.00%

Post Potential Subsequent Financing with Broad-based Anti-Dilution based on $2.00 per share

Shareholder	Investment		Price/Share	Preference Shares		Conversion Price/Share	As Converted to Common Shares		Ownership
Class A Common							4.00	m	51.9%
Preferred Stock	$4.00	m	$4.00	1.00	m	$3.33	1.20	m	15.6%
Series B	$5.00	m	$2.00	2.50	m	$2.00	2.50	m	32.5%
Total							7.70	m	100.00%

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (402) 345-5025. Thank you for your attention to this matter.

Yours Truly,

/s/ Phillip Greenwood
Phillip Greenwood

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